FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 12, 2020, Seanergy Maritime Holdings Corp. (the “Company”) issued a press release announcing the receipt of credit committee approval from certain of its senior lenders for amendments of the relevant credit facilities and the entry into definitive documentation with Jelco Delta Holding Corp. (“Jelco”), the Company’s sole junior creditor. This press release is filed as Exhibit 99.1 hereto.

Securities Purchase Agreement

On December 30, 2020, the Company and Jelco entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) which sets forth the terms of the restructuring of the outstanding loan facilities and convertible notes between the Company and Jelco, consisting of a loan facility of originally up to $12.8 million (the “First Jelco Loan Facility”), a loan facility of originally up to $16.2 million (the “Second Jelco Loan Facility”), a loan facility of originally $7.0 million (the “Fourth Jelco Loan Facility” and together with the First Jelco Loan Facility and the Second Loan Facility, the “Jelco Loan Facilities”), a convertible promissory note in the principal amount of $4.0 million (the “First Jelco Note”), a revolving convertible promissory note in the principal amount of $21.2 million (the “Second Jelco Note”) and a convertible promissory note in the principal amount of $13.75 million (the “Third Jelco Note” and together with the First Jelco Note and Second Jelco Note, the “Jelco Notes”).

Pursuant to the Securities Purchase Agreement:

•	The Company prepaid $6.5 million of the principal amount of the Second Jelco Loan Facility on December 31, 2020.

•
In exchange for the forgiveness by Jelco of all accrued and unpaid interest under the Jelco Loan Facilities and Jelco Notes through December 31, 2020 in an aggregate amount of $4.3 million and an amendment fee of $1.2 million, the Company issued, on January 8, 2021, 7,986,913 units (“Units”) at a price of $0.70 per Unit, with each Unit consisting of one common share of the Company (a “Common Share”) (or, at Jelco’s option, one pre-funded warrant in lieu of such Common Share) and one warrant to purchase one Common Share at an exercise price of $0.70.

•
The Company granted Jelco an option, exercisable only once until 45 days after the effectiveness of the resale registration statement described below, to purchase up to 4,285,714 additional Units at a price of $0.70 per Unit in exchange for the forgiveness of principal under the Second Jelco Loan Facility in an amount equal to the aggregate purchase price of the Units.

•	The Company granted Jelco customary registration rights as described below.

•
The Company and Jelco agreed to amend the terms of each of the Jelco Loan Facilities and Jelco Notes pursuant to the omnibus supplemental agreements described below, including to extend the maturity date to December 31, 2024, to reduce the annual interest rate to 5.5% and to amend the conversion price under the Jelco Notes to $1.20 per Common Share.

•
Jelco agreed to a standstill undertaking, applicable for at least as long as the Common Shares are listed on Nasdaq, precluding any acquisition of the Common Shares, including through the exercise of warrants or the conversion of the Jelco Notes, to the extent that it would result in Jelco or its affiliates beneficially owning, including controlling the voting or disposition of, more than 9.99% of the outstanding Common Shares after giving effect to the acquisition.

•	Jelco waived any and all prior breaches and events of default under the Jelco Loan Facilities and Jelco Notes.

The Securities Purchase Agreement and the transactions contemplated therein were approved by an independent committee of the Company’s board of directors.

The terms of the warrants and pre-funded warrants issued as part of Units are substantially the same as those of the Class E warrants and pre-funded warrants issued in the Company’s public offering in August 2020. Following the issuance of 7,031,183 Common Shares, 955,730 pre-funded warrants and 7,986,913 warrants issued to Jelco as part of Units on January 8, 2021, the Company has issued and outstanding 75,346,168 Common Shares.

Registration Rights Agreement

On December 31, 2020, the Company and Jelco entered into a registration rights agreement pursuant to which the Company agreed to file a registration statement covering the resale by Jelco of:

(i) 7,986,913 Common Shares issued (or issuable upon exercise of pre-funded warrants issued) on January 8, 2021 pursuant to the Securities Purchase Agreement;

(ii) 7,986,913 Common Shares issuable upon the exercise, at an exercise price of $0.70 per Common Share, of warrants issued on January 8, 2021 pursuant to the Securities Purchase Agreement;

(iii) any Common Shares which are issued (or issuable upon exercise of warrants or pre-funded warrants issued) prior to the filing of the registration statement pursuant to Jelco’s option to purchase additional Units described above; and

(iv) 32,262,500 Common Shares if issued upon conversion of the Jelco Notes at a conversion price of $1.20 per Common Share.

The registration rights agreement also provides for piggyback registration rights, with customary cutbacks, with respect to such Common Shares.

Omnibus Loan Supplemental Agreement

On December 31, 2020, the Company entered into an omnibus supplemental agreement (the “Omnibus Loan Supplemental Agreement”), amending each of the Jelco Loan Facilities to reflect the changes agreed with Jelco in the Securities Purchase Agreement, including:

(i) accrued and unpaid interest of an aggregate of $1.92 million through December 31, 2020 was deemed fully and finally settled;

(ii) the interest rate payable from January 1, 2021 through the maturity date was fixed at 5.5% per annum;

(iii) the maturity date was extended to December 31, 2024;

(iv) the addition of cash sweep provisions whereby the Company will make prepayments semi-annually commencing the fiscal quarter ending March 31, 2021 of the greater of the Company’s cash balances in excess of $25.0 million or the revenue of the Company’s Capesize fleet attributable to a time charter equivalent rate in excess of $18,000 but not exceeding $21,000;

(v) a mandatory prepayment on each of December 31, 2022 and December 31, 2023 of $8.0 million less any prepayments previously made under the cash sweep provisions;

(vi) an option to apply the proceeds of any cash exercise of the warrants issued to Jelco as part of Units as a prepayment;

(vii) an amendment to the existing mandatory prepayment provisions in the First Jelco Loan Facility and Fourth Jelco Loan Facility such that the Company will make a mandatory prepayment of an amount equal to 25% of the net proceeds of any future public offering and any cash exercise of the Company’s outstanding Class E warrants (the prepayment obligations set forth in (iv)-(vii) above, the “Mandatory Prepayment Obligations”); and

(viii) a cap of $12.0 million on all Mandatory Prepayment Obligations in any calendar year.

Following the closing of the transactions described herein on December 31, 2020, an aggregate of $16.9 million was outstanding under the Jelco Loan Facilities.

Omnibus Note Supplemental Agreement

On December 31, 2020, the Company entered into an omnibus supplemental agreement (the “Omnibus Note Supplemental Agreement”), amending each of the Jelco Notes to reflect the changes agreed with Jelco in the Securities Purchase Agreement, including:

(i) accrued and unpaid interest of an aggregate of $2.43 million through December 31, 2020 was deemed fully and finally settled;

(ii) the interest rate payable from January 1, 2021 through the maturity date was fixed at 5.5% per annum;

(iii) the maturity date was extended to December 31, 2024;

(iv) the conversion price was amended to $1.20 per Common Share;

(v) the existing conversion provision was amended to include a beneficial ownership limitation of 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion; and

(vi) the addition of provisions analogous to the Mandatory Prepayment Obligations requiring mandatory prepayment of the Jelco Notes following the full repayment of the Jelco Loan Facilities, and a cap of $12.0 million on all such mandatory prepayment obligations in any calendar year.

Following the closing of the transactions described herein on December 31, 2020, an aggregate of $38.7 million was outstanding under the Jelco Notes.

The foregoing summary description of the agreements entered into with Jelco is not complete and is qualified by reference to the full text of the agreements attached as exhibits hereto. The Securities Purchase Agreement, the Registration Rights Agreement, the form of warrant and form of pre-funded warrant issued to Jelco, the Omnibus Loan Supplemental Agreement and the Omnibus Note Supplemental Agreement are filed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, respectively, hereto.

Dissolution of Shipping Committee

In connection with the transactions described above, the Company’s board of directors resolved to dissolve its Shipping Committee effective upon the entry into the Securities Purchase Agreement. The Shipping Committee had been delegated exclusive authority to consider and vote upon all matters involving shipping and vessel finance, subject to certain limitations, and Jelco had the right to appoint two of the three members of the Shipping Committee from members of the Company’s board of directors.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s ability to continue as a going concern; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-238136, 333-237500, 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

EXHIBIT INDEX

99.1	Press release dated January 12, 2021 titled “Seanergy Maritime Holdings Corp. Announces Successful Completion of $179 million Financial Restructuring.”

99.2	Securities Purchase Agreement, dated December 30, 2020, between the Company and Jelco

99.3	Registration Rights Agreement, dated December 31, 2020, between the Company and Jelco

99.4	Form of Warrant

99.5	Form of Pre-Funded Warrant

99.6	Omnibus Loan Supplemental Agreement, dated December 31, 2020, among the Company, Jelco, Partner Shipping Co. Limited and Emperor Holding Ltd.

99.7	Omnibus Note Supplemental Agreement, dated December 31, 2020, among the Company, Jelco, Partner Shipping Co. Limited and Emperor Holding Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: January 15, 2021

/s/ Stamatios Tsantanis
By: Stamatios Tsantanis
Chief Executive Officer